SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

________________________

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 1)

Electric City Corp.

(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

284868106
(CUSIP Number)

Marc E. Manly
Executive Vice President, Chief Legal Officer
Cinergy Corp.
139 E. Fourth Street
Cincinnati, OH 45202
(513) 421-9500
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 19, 2004
(Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [  ].

(Continued on following pages)

(Page 1 of 9 Pages)

CUSIP No. 284868106	13D	Page 2 of 9 Pages

1	NAME OF REPORTING PERSON

Cinergy Ventures II, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)	☐ ☐

Not Applicable

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		☐

Not Applicable

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		3,941,074
SHARES
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY
EACH		Not Applicable
REPORTING
PERSON	9	SOLE DISPOSITIVE POWER
WITH
		3,941,074

	10	SHARED DISPOSITIVE POWER

		Not Applicable

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,941,074

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

Not Applicable

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.4%

14	TYPE OF REPORTING PERSON

OO

CUSIP No. 284868106	13D	Page 3 of 9 Pages

1	NAME OF REPORTING PERSON

Cinergy Technologies, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)	☐ ☐

Not Applicable

3	SEC USE ONLY

4	SOURCE OF FUNDS

Not Applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		☐

Not Applicable

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		3,941,074
SHARES
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY
EACH		Not Applicable
REPORTING
PERSON	9	SOLE DISPOSITIVE POWER
WITH
		3,941,074

	10	SHARED DISPOSITIVE POWER

		Not Applicable

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,941,074

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

Not Applicable

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.4%

14	TYPE OF REPORTING PERSON

CO

CUSIP No. 284868106	13D	Page 4 of 9 Pages

1	NAME OF REPORTING PERSON

Cinergy Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)	☐ ☐

Not Applicable

3	SEC USE ONLY

4	SOURCE OF FUNDS

Not Applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		☐

Not Applicable

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		3,941,074
SHARES
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY
EACH		Not Applicable
REPORTING
PERSON	9	SOLE DISPOSITIVE POWER
WITH
		3,941,074

	10	SHARED DISPOSITIVE POWER

		Not Applicable

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,941,074

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

Not Applicable

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.4%

14	TYPE OF REPORTING PERSON

CO

CUSIP No. 284868106	13D	Page 5 of 9 Pages

     This Amendment No. 1 (this “Amendment”) to Schedule 13D, which was originally filed on July 8, 2003 (the “Original Schedule 13D”), relating to the Common Stock of Electric City Corp., a Delaware corporation (the “Company”), is being filed by Cinergy Ventures II, LLC (“Cinergy Ventures”), Cinergy Technologies, Inc. (“Cinergy Technologies”) and Cinergy Corp. (“Cinergy”), with Cinergy Ventures, Cinergy Technologies and Cinergy being sometimes referred to hereinafter as the “Reporting Persons.” Except as set forth in this Amendment, the information contained in the Original Schedule 13D has not changed.

     This Amendment is being filed in connection a repurchase and exchange transaction undertaken on March 19, 2004 by the Company with Cinergy Ventures and the other investors in the Company’s shares of preferred stock and warrants to purchase shares of preferred stock (the “Other Investors”), pursuant to a Redemption and Exchange Agreement, dated March 19, 2004, by and among the Company, Cinergy Ventures and the Other Investors (the “Redemption and Exchange Agreement”). Pursuant to the Redemption and Exchange Agreement, the Company repurchased certain of its outstanding shares of preferred stock and exchanged its remaining shares of preferred stock and warrants to purchase shares of preferred stock for newly issued shares of Series E Preferred Stock and warrants to purchase shares of Series E Preferred Stock (the “Repurchase and Exchange Transaction”).

Item 4. Purpose of Transaction.

     Cinergy Ventures acquired shares of Series E Preferred Stock of the Company and a Warrant to purchase shares of Series E Preferred Stock of the Company in connection with the Repurchase and Exchange Transaction for investment purposes.

     Cinergy Ventures expects to evaluate on a continuing basis its goals and objectives with respect to its investment in the Company, the Company’s business operations and prospects, and general economic and equity market conditions. Based on such evaluations, Cinergy Ventures may from time to time in the future (1) convert the shares of Series E Preferred Stock beneficially owned by it into Common Stock, (2) exercise its Warrant to purchase shares of Series E Preferred Stock, and subsequently convert such stock into Common Stock, or (3) exercise its Warrants to purchase shares of Common Stock. Cinergy Ventures may make additional purchases of Common Stock or other securities of the Company at any time or from time to time. Cinergy Ventures may also at any time or from time to time, subject to the terms of its agreements with the Company and the Other Investors described below, sell all or a portion of the Common Stock or other securities of the Company that it beneficially owns either in private placements, in the open market pursuant to Rule 144 or registrations effected by the Company for Cinergy Ventures and/or the Other Investors pursuant to the Investor Rights Agreement described below, and/or pursuant to available exemptions from the registration requirements of the Securities Act of 1933.

Item 5. Interest in Securities of the Issuer.

     (a)-(c) As of March 19, 2004, prior to the completion of the Repurchase and Exchange Transaction, Cinergy Ventures beneficially owned 5,627,734 shares of Common Stock of the Company, on an as converted basis, through the following holdings:

•	406,408 shares of Series A Preferred Stock, which are convertible into shares of Common Stock on a ten-for-one basis;

CUSIP No. 284868106	13D	Page 6 of 9 Pages

•	63,108 shares of Series D Preferred Stock, which are convertible into shares of Common Stock on a ten-for-one basis;

•	Warrant to acquire 15,000 shares of Series D Preferred Stock;

•	Warrants to purchase 684,375 shares of Common Stock;

•	Options to purchase 25,000 shares of Common Stock; and

•	73,199 shares of Common Stock.

     In connection with the Repurchase and Exchange Transaction, the Company repurchased 145,993 shares of Series A Preferred and 22,670 shares of Series D Preferred Stock beneficially owned by Cinergy Ventures at a price of $13.00 per share; exchanged 260,415 shares of Series A Preferred Stock and 40,438 shares of Series D Preferred Stock beneficially owned by Cinergy Ventures for 30,085 shares of Series E Preferred Stock; and exchanged the Warrant to purchase 15,000 shares of Series D Preferred Stock beneficially owned by Cinergy Ventures for a Warrant to purchase 1,500 shares of Series E Preferred Stock.

     Following the completion of the Repurchase and Exchange Transaction, Cinergy Ventures beneficially owns 3,941,074 shares of Common Stock of the Company, on an as converted basis, through the following holdings:

•	30,085 shares of Series E Preferred Stock, which are convertible into shares of Common Stock on a 100-for-one basis;

•	Warrant to acquire 1,500 shares of Series E Preferred Stock;

•	Warrants to purchase 684,375 shares of Common Stock;

•	Options to purchase 25,000 shares of Common Stock; and

•	73,199 shares of Common Stock.

     Based on the 34,172,021 outstanding shares of Common Stock of the Company as of October 31, 2003, as reported in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2003, the shares of Common Stock beneficially owned by Cinergy Ventures represent approximately 10.4% of the Company’s outstanding shares of Common Stock. Cinergy Ventures has the sole power to vote or direct the vote and to dispose or direct the disposition of each of the 3,941,074 shares of Common Stock beneficially owned by it. No other person has the sole or shared power to vote or direct the vote or dispose or direct the disposition of any shares of Common Stock beneficially owned by Cinergy Ventures.

     (d) No person other than Cinergy Ventures has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Cinergy Ventures.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     The Repurchase and Exchange Transaction was effected by the Company on March 19, 2004 pursuant to the Redemption and Exchange Agreement. In connection with the Repurchase and Exchange

CUSIP No. 284868106	13D	Page 7 of 9 Pages

Transaction, Cinergy Ventures received shares of Series E Preferred Stock of the Company and a Warrant to purchase shares of Series E Preferred Stock of the Company (the “Warrant”). The Company, Cinergy Ventures and the Other Investors also entered into an Amended and Restated Stockholders Agreement (the “Stockholders Agreement”), an Amended and Restated Investor Rights Agreement (the “Investor Rights Agreement”), and an Amended and Restated Stock Trading Agreement (the “Stock Trading Agreement”).

     The Series E Preferred Stock is convertible at any time, at the option of the holder, into shares of Common Stock at an initial conversion rate of 100-for-one, subject to adjustment for certain dilutive issuances by the Company. Each outstanding share of Series E Preferred Stock is entitled to dividends at a rate of 6% per year of its stated value, which is $100.00, and to receive upon a liquidation of the Company proceeds equal to at least two times the stated value before any payments are made to holders of the Company’s Common Stock. The Company may pay dividends in cash or additional shares of Series E Preferred Stock. Pursuant to the terms of the Series E Preferred Stock and the Stockholders Agreement, the holders of Series E Preferred Stock have the right to elect up to four directors to the Company’s board of directors, subject to reduction based on the number of shares of Series E Preferred Stock outstanding. Currently, under these provisions, Cinergy Ventures has the right to elect one director to the Company’s board of directors. Pursuant to the terms of the Series E Preferred Stock and the Stockholders Agreement, the holders of Series E Preferred Stock have the right to approve certain major corporate and operational actions proposed to be undertaken by the Company, depending on the number of shares of Series E Preferred Stock outstanding.

     The Warrant issued to Cinergy Ventures provides for the right to purchase 1,500 shares of Series E Preferred Stock at an exercise price of $100 per share. The Warrant will expire on June 27, 2004, provided that the Company has agreed to extend the expiration date to October 31, 2004 if the Company’s board of directors approves the extension.

     Pursuant to the terms of the Investor Rights Agreement, Cinergy Ventures and the Other Investors together have the right to require the Company to register the shares of Common Stock that are held by them or that are issuable to them upon the conversion or exercise of the Series E Preferred Stock, any warrants to purchase shares of Series E Preferred Stock, and certain warrants to purchase shares of Common Stock. Cinergy Ventures and the Other Investors, as a group, have the right to demand an aggregate of four registrations, provided that each registration includes Common Stock representing a value of at least $5.0 million. Cinergy Ventures and the Other Investors are also entitled to certain customary “piggyback” registration rights. Cinergy Ventures and the Other Investors have been granted preemptive rights with respect to future sales by the Company of any shares its capital stock, or any securities convertible into or exercisable for any shares of its capital stock, to allow such parties to maintain their percentage ownership interests in the Company.

     Pursuant to the terms of the Stock Trading Agreement, Cinergy Ventures and the Other Investors may not sell shares of Common Stock at any time that the closing market price of the Company’s Common Stock is less than $4.00 per share without complying with certain volume and sale price restrictions. Transfers to affiliates or effected through private transactions outside of any securities exchange are not subject to the trading restrictions, provided that the transferee in any such transfer is required to become a party to and subject to the restrictions of the Stock Trading Agreement. The Stock Trading Agreement will terminate on September 7, 2007.

     Copies of the Redemption and Exchange Agreement, Stockholders Agreement, Investor Rights Agreement, Stock Trading Agreement and Warrant are filed with this Amendment as Exhibits 99.3, 99.4, 99.5, 99.6 and 99.7, respectively, each of which is hereby incorporated herein by reference.

CUSIP No. 284868106	13D	Page 8 of 9 Pages

Item 7. Material to Be Filed as Exhibits.

99.1	Schedule of Directors and Executive Officers of the Reporting Persons.

99.2	Joint Filing Agreement (incorporated by reference to Exhibit 7 of the Original Schedule 13D).

99.3	Redemption and Exchange Agreement, dated March 19, 2004, by and among Electric City Corp., Cinergy Ventures II, LLC and the other investors party thereto.

99.4	Amended and Restated Stockholders Agreement, dated March 19, 2004, by and among Electric City Corp., Cinergy Ventures II, LLC and the other investors party thereto.

99.5	Amended and Restated Investor Rights Agreement, dated March 19, 2004, by and among Electric City Corp., Cinergy Ventures II, LLC and the other investors party thereto.

99.6	Amended and Restated Stock Trading Agreement, dated March 19, 2004, by and among Electric City Corp., Cinergy Ventures II, LLC and the other investors party thereto.

99.7	Warrant to purchase shares of Series E Preferred Stock of Electric City Corp. issued on March 19, 2004 to Cinergy Ventures II, LLC.

CUSIP No. 284868106	13D	Page 9 of 9 Pages

SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 1, 2004	CINERGY VENTURES II, LLC
By: /s/ Julia S. Janson Name: Julia S. Janson Title: Corporate Secretary
CINERGY TECHNOLOGIES, INC.
By: /s/ Julia S. Janson Name: Julia S. Janson Title: Corporate Secretary
CINERGY CORP.
By: /s/ Julia S. Janson Name: Julia S. Janson Title: Corporate Secretary